UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 33-75490

AMERICAN EAGLE GROUP, INC.

(Exact name of registrant as specified in its charter)

6337 South Highland Dr. #1054

Salt Lake City, Utah  84121

(801) 706-9429

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

      .

Rule 12g-4(a)(2)

      .

Rule 12h-3(b)(1)(i)

  X .

Rule 12h-3(b)(1)(ii)

      .

Rule 15d-6

  X .

Approximate number of holders of record as of the certification or notice date: 229

Explanation:  This amendment is filed to correct a typographical error in the original filing which referenced an unrelated company in the final paragraph.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Eagle Group, Inc. has caused this amended certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	November 3, 2010	BY:	/s/ Kip Eardley
Name: Kip Eardley
Title: President